SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25


                         Commission File Number: 1-12040


                           NOTIFICATION OF LATE FILING



(Check  One):  x Form 10-K  o Form 11-K  o Form 20-F  o Form 10-Q  o Form N-SAR
     For Period Ended: 12/31/98

  o Transition Report on Form 10-K             o Transition Report on Form 10-Q
  o Transition Report on Form 20-F             o Transition Report on Form N-SAR
  o Transition Report on Form 11-K

    For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Items 6, 7 and 8



                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             Sun Healthcare Group, Inc.
Former name if applicable           N/A

Address of principal executive office (Street and number)  101 Sun Avenue, N.E.
City, state and zip code            Albuquerque, NM 87109

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable).

         | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or | expense; | | (b) The subject annual report, semi-annual report, transition | report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
       x | thereof will be filed on or before the 15th calendar day | following the prescribed due date; or the subject quarterly | report to transition report on Form 1-Q, or portion thereof | will be filed on or before the fifth calendar day following | the prescribed due date; and | | (c) The accountant's statement or other exhibit required by | Rule 12b-25(c) has been attached is applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.):

     Sun Healthcare Group, Inc. ("Sun") is continuing to evaluate the impact of the new Medicare prospective payment system on the value of Sun's long-lived assets. The extended review period for completing Sun's financial statements is the result of, among other reasons, Sun's need to determine the amount of nonrecurring charges that will be recorded for the write-down of impaired goodwill relating to Sun's operations in the U.S. in accordance with Statements of Financial Accounting Standards No. 121.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

        William Warrick               (505)                       821-3355
             (Name)                (Area Code)               (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                      x Yes o No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                     x Yes  o No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     Attached hereto as Exhibit 99.1 is an excerpt from a press release issued by Sun Healthcare Group, Inc. dated February 1, 1999.

     Sun Healthcare Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 30, 1999           By: /s/ William Warrick
                                    -------------------------------------------
                                Name:   William Warrick
                                Title:  Vice President and Corporate Controller

                                INDEX TO EXHIBITS


Exhibit No.                         Document

99.1                                Press Release dated February 1, 1999.

                                                                    EXHIBIT 99.1



                   SUN HEALTHCARE GROUP ANNOUNCES PRELIMINARY
                             FOURTH QUARTER RESULTS

            Company Continues to Implement Management Reorganization
                           and Reduction in Work Force


     Albuquerque, NM, Feb. 1, 1999 - Sun Healthcare Group, Inc. (NYSE: SHG) today announced that it has completed a preliminary review of financial results for its fourth quarter ended December 31, 1998. As a result primarily of changes in the Medicare reimbursement system, and a greater-than-expected decline in demand for certain company services, Sun expects to report a significant loss from operations for the fourth quarter, before certain adjustments and charges.

     In response to these changing market and reimbursement conditions, the company continues to implement a comprehensive restructuring of operations. The company also expects to record several adjustments that have been prompted by the new operating environment.

     Special charges in the fourth quarter are expected to include a charge resulting primarily from severance expenses related to the company's reductions in work force that occurred during the fourth quarter. The company also expects to record a charge for the write-down of impaired goodwill for certain of its domestic inpatient facilities that have been impacted by the company's transition to the Medicare prospective payment system (PPS). Sun is also evaluating the recoverability of goodwill related to certain of its operations in the United Kingdom.